Exhibit 12.1

DST Systems, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Three Months Ended
	March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$155,094	$138,279	$521,874	$487,385	$252,336	$439,811	$316,782
Add:
Fixed Charges	9,931	12,940	48,199	58,274	60,343	57,840	52,816
Amortization of capitalized interest	13	13	50	56	53	56	56
Distributed earnings of equity investees	629	152	129,412	4,540	—	2,517	29,606
Subtract:
Capitalized Interest	—	—	—	—	—	—	—
Pretax income as adjusted	$165,667	$151,384	$699,535	$550,255	$312,732	$500,224	$399,260

Fixed charges:
Interest expense	$6,624	$9,613	$34,528	$43,514	$46,476	$46,133	$42,175
Interest capitalized	—	—	—	—	—	—	—
	6,624	9,613	34,528	43,514	46,476	46,133	42,175
Portion of rents representative of an appropriate interest factor	3,307	3,327	13,671	14,760	13,867	11,707	10,641
Total fixed charges	$9,931	$12,940	$48,199	$58,274	$60,343	$57,840	$52,816

Ratio of earnings to fixed charges	16.7	11.7	14.5	9.4	5.2	8.6	7.6